SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

3 February 2005

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                    DESCRIPTION

99.1                                                                            Director Shareholding announcement dated 3 February 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 February 2005                                                                                                                              Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

                                                              SCHEDULE 11

                                     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company
Cambridge Antibody Technology

2)  Name of director
John Aston

3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
As in 2 Above

4)  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Computershare Trustees Limited

5)  Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
As in 2 Above

6)  Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Allocation of Partnership and Matching Shares under Inland Revenue Approved Share Incentive Plan

7)  Number of shares/amount of
    stock acquired
642 (consisting of 321 Partnership and 321 Matching Shares)

8)  Percentage of issued class
0.0012%

9)  Number of shares/amount
    of stock disposed
Nil

10) Percentage of issued class
Nil

11) Class of security
Ordinary 10 pence shares

12) Price per share
£4.67

13) Date of transaction
3 February 2005

14) Date company informed
3 February 2005

15) Total holding following this notification
43,730

16) Total percentage holding of issued class following this notification
0.084%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information
This transaction is exempt pursuant to provision 20H of the Model Code of the Listing Rules of the UK Listing Authority

24) Name of contact and telephone number for queries
Justin Hoskins : 01223 898589

25) Name and signature of authorised company official responsible for making this notification
Diane Mellett

Date of Notification 3 February 2005

                                                              SCHEDULE 11

                                     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company
Cambridge Antibody Technology

2)  Name of director
Peter Chambre

3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
As in 2 Above

4)  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Computershare Trustees Limited

5)  Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
As in 2 Above

6)  Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Allocation of Partnership and Matching Shares under Inland Revenue Approved Share Incentive Plan

7)  Number of shares/amount of
    stock acquired
642 (consisting of 321 Partnership and 321 Matching Shares)

8)  Percentage of issued class
0.0012%

9)  Number of shares/amount
    of stock disposed
Nil

10) Percentage of issued class
Nil

11) Class of security
Ordinary 10 pence shares

12) Price per share
£4.67

13) Date of transaction
3 February 2005

14) Date company informed
3 February 2005

15) Total holding following this notification
22,549

16) Total percentage holding of issued class following this notification
0.043%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information
This transaction is exempt pursuant to provision 20H of the Model Code of the Listing Rules of the UK Listing Authority

24) Name of contact and telephone number for queries
Justin Hoskins : 01223 898589

25) Name and signature of authorised company official responsible for making this notification
Diane Mellett

Date of Notification 3 February 2005

                                                              SCHEDULE 11

                                     NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)  Name of company
Cambridge Antibody Technology

2)  Name of director
David Glover

3)  Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
As in 2 Above

4)  Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Computershare Trustees Limited

5)  Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
As in 2 Above

6)  Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Allocation of Partnership and Matching Shares under Inland Revenue Approved Share Incentive Plan

7)  Number of shares/amount of
    stock acquired
642 (consisting of 321 Partnership and 321 Matching Shares)

8)  Percentage of issued class
0.0012%

9)  Number of shares/amount
    of stock disposed
Nil

10) Percentage of issued class
Nil

11) Class of security
Ordinary 10 pence shares

12) Price per share
£4.67

13) Date of transaction
3 February 2005

14) Date company informed
3 February 2005

15) Total holding following this notification
29,372

16) Total percentage holding of issued class following this notification
0.057%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information
This transaction is exempt pursuant to provision 20H of the Model Code of the Listing Rules of the UK Listing Authority

24) Name of contact and telephone number for queries
Justin Hoskins : 01223 898589

25) Name and signature of authorised company official responsible for making this notification
Diane Mellett

Date of Notification 3 February 2005

END